Exhibit 4.12

GUARANTEE CONTRACT

Between

Kenon Holdings Ltd.

And

Chery Automobile Co. Ltd.

9 June, 2015

This guarantee contract (“Guarantee Contract”) is entered into on the date first above written by and between:

(1)	Kenon Holdings Ltd. a limited liability company duly organized and validly existing under the laws of Singapore with its legal address at 1 Temasek Avenue, #36-01 Millenia Tower, Singapore 039192 (“Kenon”), represented by Mr. Yoav Doppelt and Mr. Dan Cohen, and

(2)	Chery Automobile Co. Ltd., a company limited by shares duly organized and validly existing under the laws of the People’s Republic of China (“PRC”), with its legal address at 8 Changchun Road, Economic & Technology Development Zone, Wuhu, Anhui, China, 241009, represented by Mr. Yin Tongyue (“Chery”)

(Kenon and Chery are hereinafter individually referred to as “Party” or jointly referred to as “Parties”.)

WHEREAS:

(A)	Kenon is the parent company of Quantum (2007) LLC (“Quantum”) and Chery is a major shareholder of Wuhu Chery Automobile Investment Co., Ltd. (“Wuhu Chery”) and Quantum and Wuhu Chery are equal shareholders of the Sino-foreign equity joint venture company Qoros Automotive Co., Ltd. (“Qoros” or “Borrower”).

(B)

Qoros has signed a Consortium Loan Agreement concerning Project of Research and Development of Hybrid Model (the “Loan Agreement”) on 12 May, 2015 with the Export-Import Bank of China (the “Lender”), China Construction Bank Co., LTD, Suzhou Branch (the “Agent”), in which the Lender agrees to make available to Qoros an aggregate principal amount of equivalent to RMB 700,000,000 (Seven Hundred Million) among which the

USD facility shall not exceed an amount of equivalent to RMB 480,000,000 (RMB Four Hundred and Eighty Million) long term loan facility pursuant to the provisions of the Loan Agreement (the “Facility”).

(C)	As a condition precedent for the Lender to make the Facility available for Qoros, Chery has provided an irrevocable, unconditional and joint guarantee for the indebtedness of Qoros, including the draw downs and other payable amounts with a loan term of 102 months to the Lender, for the liabilities of Qoros under the Loan Agreement pursuant to the terms and conditions set forth in the “Guarantee Contract for RMB 0.7 Billion Consortium Loan Agreement concerning Project of Research and Development of Hybrid Model of Qoros Automotive Co., Ltd.” between Chery and the Lender dated 12 May 2015 (“Chery Guarantee Deed”).

(D)	This Guarantee Contract directly correlates with Loan Agreement specified in Whereas (B) and Chery Guarantee Deed specified in Whereas (C), provided that this Guarantee Contract is entered into based on the common understanding between the Parties and Qoros as agreed in the “Agreement regarding the Shareholders’ Guarantee for Qoros” dated 7 May 2015.

In accordance with relevant laws and regulations of the PRC and after an amicable negotiation based on mutual consents, the Parties agree as follows:

Chapter 1 Scope of Guarantee, Guaranteed Indebtedness and Term of Guarantee

Clause 1 Pursuant to the provisions of the Chery Guarantee Deed, Chery has agreed to provide an irrevocable, unconditional and joint guarantee to the Lender for 100% of the indebtedness of Qoros under the Loan Agreement subject to the clauses of the Chery Guarantee Deed. Such guarantee provided by Chery under the Chery Guarantee Deed shall include but not limited to:

(1) Principal in the consortium loan under Loan Agreement which is equivalent to RMB Seven Hundred Million (RMB 700,000,000);

(2) Interest incurred by principal in the consortium loan (including legal interest, contract interest, compound interest and default interest);

(3) Payment is not made by Borrower as regulated by Loan Agreement;

(4) Compensation, penalty and damage awards incurred due to the noncompliance with any provisions in the Loan Agreement by Borrower;

(5) Notary fee, audit fee, expert verification fee, property preservation fee, brief fee, attorney fee and execution fee as well as other relevant fees paid by Lender for the implementation of creditor’s rights;

Chery shall bear joint liability of all debts for Borrower within the purview of guarantee outlined in Clause 1 above, including debt cleared off in advance by Borrower due to its default at the request of Lender according to Loan Agreement (collectively the “Chery Secured Indebtedness”).

Clause 2 Pursuant to the provisions of this Guarantee Contract, Kenon agrees to provide an irrevocable and – in accordance with this Guarantee Contract—unconditional guarantee to Chery for up to 50% of the Chery Secured Indebtedness under the Chery Guarantee Deed (such 50% of the Chery Secured Indebtedness under the Chery Guarantee Deed hereinafter referred to as the “Kenon Secured Indebtedness”), provided that Qoros shall request the Lender to drawdown up to RMB 350,000,000 (three hundred fifty million) pursuant to the Loan Agreement, the “Agreement regarding the Shareholders’ Guarantee for Qoros” and the Qoros 2015 BOD Resolution No. 7.

The Kenon Secured Indebtedness shall include but be limited to:

(i)	50% of the principal drawn down by Qoros from the Lender in relation to the Facility granted to Qoros under the Loan Agreement;

(ii)	50% of the unpaid or accumulated interest in relation to the Facility granted to Qoros under the Loan Agreement (however, such unpaid or accumulated interest guaranteed by Kenon under this Guarantee Contract shall be, at maximum, RMB 27,300,000); and

(iii)	50% of any and all related fees payable arising from such principal (however, such related fees guaranteed by Kenon under this Guarantee Contract shall be, at maximum, RMB 2,700,000).

The amounts specified under Item (i), Item (ii) and Item (iii) shall, in total, be collectively referred to hereinafter as the “Total Amount”, and may be adjusted in accordance with Clause 12 below. If the amount specified either in Item (ii) or Item (iii) is exceeded, Kenon and Chery will discuss the matter amicably and try to find a solution acceptable for both Parties but without any right or obligation for either Party to claim or be liable in excess beyond the amounts specified either in Items (i) to (iii) above under this Guarantee Contract.

If a portion of the fees under Items (ii) and (iii) is attributed to the noncompliance with the representations, warranties and covenants solely by Chery under the Chery Guarantee Deed, Kenon shall not be liable for that portion.

The Parties acknowledge that in an Event of Default by Qoros under the Loan Agreement (as defined therein) and amounts payable in respect of such Event of Default could exceed the limits specified above (in the sole discretion of Chery), Chery may make any payments in respect of the Facility or related expenses under the Loan Agreement whether voluntarily or at the request of the Lender and Kenon shall be obligated to pay 50% of that payment to Chery, subject to the limits set forth under Items (i), (ii) and (iii) above.

The Parties enter into this Guarantee Contract based on the understanding that they both need to approve any drawdowns by Qoros under the Loan Agreement beyond RMB 350,000,000 (three hundred fifty million). The Parties agree that they will not authorize Qoros to drawdown additional amounts beyond RMB 350,000,000 (three hundred fifty million) under the Loan Agreement unless (a) Kenon agrees to provide an additional guarantee in respect of 50% of such additional drawdowns (i.e. up to RMB 175 million of the principal Facility as well as any additional amounts, such as interest and fees in respect thereof, subject however to the limits specified in items (ii) and (iii) above) and (b) Chery and Kenon approve in writing of any Qoros drawdown.

For the avoidance of doubt, any drawdowns of Qoros under the Loan Agreement beyond RMB 350,000,000 (three hundred fifty million) will require the aforesaid prior written approval of Kenon in order for the guarantee by Kenon in respect to those amounts to be effective and binding upon Kenon in respect of this Guarantee Contract.

Clause 3 In case Qoros fails to pay any due and payable Chery Secured Indebtedness on any due date or any Event of Default under the Loan Agreement occurs and the payment ability of Qoros could be strongly affected, and in each case Chery pays off such Chery Secured Indebtedness to the Lender in accordance with the Chery Guarantee Deed, Kenon shall pay to Chery 50% (and not more than the Total Amount or an adjusted ratio or amount in accordance with Clause 12 below) of the amount of the Chery Secured Indebtedness actually paid by Chery to the Lender within thirty (30) Business Days upon the receipt of a written notice from Chery to a bank account designated by Chery. If Kenon pays the Kenon Secured Indebtedness in USD, Kenon shall ensure that the amount received by Chery shall be the RMB equivalent of 50% of the sums paid by Chery to the Lender for Chery Secured Indebtedness.

Clause 4 Chery shall provide Kenon with all documents to prove the Chery Secured Indebtedness paid off to the Lender for the purpose of Kenon’s guarantee payable under this Guarantee Contract and that the amount of the Chery Secured Indebtedness paid by Chery to Lender has reduced the amount payable by Qoros in respect of the Loan Agreement and the Facility.

Clause 5 The term of this Guarantee Contract shall commence from the effectiveness of the Chery Guarantee Deed (a signed and sealed execution copy of which together with a signed and sealed execution copy of the Loan Agreement must be provided by Chery to Kenon prior to the Parties executing this Guarantee Contract) or the effective date of this Guarantee Contract, whichever is earlier, until ten (10) days after the Chery Guarantee Term under the Chery Guarantee Deed, or two (2) years after Chery performs the Chery Secured Indebtednesses owed by Chery under the Chery Guarantee Deed, whichever is later. This Guarantee Contract will become null and void after the term of this Guarantee Contract as set forth above is expired. Clause 18 and 19 shall remain valid and survive the expiration of the term of this Guarantee Contract.

Chapter 2 Nature and Effectiveness of Guarantee

Clause 6 The guarantee under this Guarantee Contract is an exclusive guarantee with continuance and full effectiveness provided by Kenon to Chery and shall not be a joint and several guarantee to the Chery Guarantee Deed which Chery provided to the Lender a and/or any other guarantee or security provided to the Lender or the Lender in relation to the Loan Agreement. Chery may only claim against Kenon under this Guarantee Contract if and after Chery has fulfilled its obligations and actually paid its guaranteed amount towards the Lender under the Chery Guarantee Deed and shown that the amount of the Chery Secured Indebtedness paid by Chery to Lender has reduced the amount payable by Qoros in respect of the Loan Agreement and the Facility.

Kenon’s guarantee obligation under this Guarantee Contract supplements and replaces Kenon’s promises under the “Agreement regarding the Shareholders’ Guarantee for Qoros”. For no intents and purposes shall Kenon’s guarantee obligation under this Guarantee Contract and under the “Agreement regarding the Shareholders’ Guarantee for Qoros” be considered additional to one another.

Clause 7 The effectiveness of this Guarantee Contract shall not be affected by either of the liquidation, merger, spin-off, restructuring, bankruptcy or any other form of change of the organizational chart of Kenon or other arrangements made to Qoros’s indebtedness. This Guarantee Contract shall terminate as of the date Quantum ceases to be a shareholder of Qoros, provided that the assignee of Quantum’s equity in Qoros unconditionally undertakes the liability and obligation of Kenon hereunder pro rata in accordance with the equity ratio assignment and based on equal terms with this Guarantee Contract with Chery’s consent in writing. Also, the ratio and Total Amount of the Kenon Secured Indebtedness shall be adjusted pro rata in accordance with any adjustment of the equity ratio held by Quantum in Qoros during the term of the Guarantee Contract (e.g. if the equity of Quantum in Qoros adjusts to 40%, Kenon shall only guarantee for 40% of the Chery Secured Indebtedness under the Chery Guarantee Deed) subject to the written agreement among Kenon, Chery and the assignee in question. However, a written agreement is not necessary once the shareholding of Quantum and Wuhu Chery in Qoros is decreased due to dilution (decrease of shareholdings due to issuance of new securities) in case of an IPO of Qoros.

Clause 8 This Guarantee Contract is independent of the Loan Agreement but is dependent on the effectiveness of the Chery Guarantee Deed. The effectiveness of this Guarantee Contract and the obligations and liabilities of Kenon hereunder shall not be affected by the fact that the Loan Agreement becomes null or rescinded for whatsoever reason. The effectiveness of this Guarantee Contract and the obligations and liabilities of Kenon hereunder shall be null and void if the Chery Guarantee Deed becomes null or rescinded for whatsoever reason.

Clause 9 This Guarantee Contract and any of the rights and obligations of the Parties hereunder shall not be transferred by a Party hereof to any third party without prior written consent of the other Party.

Chapter 3 Representations and Warranties

Clause 10 Chery represents and warrants that Chery will comply with its representations, warranties and covenants under the Chery Guarantee Deed.

Kenon represents and warrants to Chery with respect to the then facts and situations on the effective date of this Guarantee Contract, every Utilization Notice date, every Utilization Date and every Date of Interest Payment as follows:

1.	It is a legal person that has been legally incorporated and validly existing pursuant to the laws and regulations of its incorporation place.

2.	It has the necessary civil capacities and rights to own its assets, to operate its businesses, and to make and perform this Guarantee Contract.

3.	It has obtained all the internal corporate authorizations necessary for entering into and performing this Guarantee Contract with such authorizations still in full force and effect; and this Guarantee Contract has been duly and effectively executed by the authorized representatives of Kenon.

4.	All approvals, permits, consents, registrations and filings currently required for its legal performance of this Guarantee Contract have been duly obtained and are still in full force and effect.

5.	The obligations set forth in this Guarantee Contract are legal, effective and binding upon on Kenon, and it shall be fully performed accordingly.

6.	The formation and performance of this Guarantee Contract by Kenon for itself do not and will not violate or contradict with any of the following:

(a)	Any contracts, agreements or other documents that are of binding effect on it or its assets; which results or would result in a material adverse effect on its ability to perform its obligations under this Guarantee Contract;

(b)	Any of its constitutional corporate documents; and/or

(c)	Any laws and regulations it is subject to.

7.	There is no existing litigation, arbitration, administrative proceeding, judicial or administrative enforcement proceeding or other legal proceeding of the similar kind initiated against Kenon, which have led or would, if adversely determined, lead to a material adverse effect on its ability to perform its obligations under this Guarantee Contract.

8.	It has not entered into any proceeding of business suspension, dissolution, liquidation, bankruptcy, restructuring, reconciliation, reorganization or other similar legal proceedings.

9.	Under judicial proceedings in any jurisdiction, to the best knowledge of Kenon, Kenon do not have any immunity and privilege in respect of suing, judgment, enforcement, preservation and other judicial procedures.

10.	It has carefully read and fully understood and accepted the contents set forth in this Guarantee Contract and this Guarantee Contract will be made and performed by Kenon based on its will and true intention.

11.	This Guarantee Contract is directly binding upon Kenon.

Chapter 4 Covenants

Clause 11 Before any Kenon Secured Indebtedness under the Guarantee Contract is fully discharged and before any of the Chery Secured Indebtedness under the Chery Guarantee Deed is fully discharged, Kenon shall strictly fulfill and observe following covenants:

1.	Kenon shall ensure that, the respective creditor’s rights of Chery to Kenon under this Guarantee Contract shall at least rank pari passu with the creditor’s rights (without priority) of the other unsecured creditors of Kenon except for obligations mandatorily preferred by applicable insolvency laws.

2.	Kenon shall maintain its legal status, continuous and effective existence, and ensure it has necessary civil capacities and rights to perform this Guarantee Contract.

3.	Kenon shall timely obtain and maintain all approvals, permissions, consents, registrations and filings necessary for the performance of this Guarantee Contract, if any, and maintain the full force and effect hereof.

4.	Kenon procures that all materials provided to the other Party in relation to this Guarantee Contract are true, complete and effective.

Clause 12 If any change and/or amendment and/or novation of the Loan Agreement and/or the Chery Guarantee Deed or any of their terms alleviate the obligations of Kenon stipulated in this Guarantee Contract, the prior written consent of Kenon shall not be required, and Kenon shall continue to bear guarantee liability thereafter. However, Chery shall notify such change and/or amendment and/or novation of the Loan Agreement and/or the Chery Guarantee Deeds to Kenon in writing.

If any change and/or amendment and/or novation of the Loan Agreement and/or the Chery Guarantee Deed or any of their terms intensify the obligations of Kenon, the prior written consent of Kenon to such change and/or amendment and/or novation shall be necessary to make them effective and binding upon Kenon in respect to this Guarantee Contract.

Clause 13 Chery herewith undertakes irrevocably and unconditionally towards Kenon (subject only to conditions in the Chery Guarantee Deed, if any) to pay off such Chery Secured Indebtedness and to hold Kenon and/or Quantum harmless from any and all direct and indirect damages and losses incurred by Kenon and/or Quantum in case Chery does not comply with its obligation to pay off the Chery Secured Indebtedness in full and on time in accordance with the Chery Guarantee Deed.

Chery shall be obliged to pay to Kenon, without further notice by Kenon, simultaneously and on a pro rata basis, 50% of any amounts Chery may receive or may otherwise recover (including by operation of any set-off, deduction or counterclaim) from Qoros and/or any other third party in respect of any payment made by Chery under the Chery Guarantee Deed, provided however that Kenon has in advance made its payments to Chery under this Guarantee Contract; these rights and obligations shall be and remain binding on Qoros whether or not (i) Kenon remains a shareholder of Quantum or (ii) Quantum remains a shareholder of Qoros or (iii) Chery remains a shareholder of Wuhu Chery or (iv) Wuhu Chery remains a shareholder of Qoros.

Kenon shall be entitled to claim from Qoros and Qoros shall be obliged to pay on demand to Kenon any amounts equal to all and any payments made by Kenon under this Guarantee Contract to Chery; these rights and obligations shall be and remain binding on Qoros whether or not (i) Kenon remains a shareholder of Quantum or (ii) Quantum remains a shareholder of Qoros.

Chapter 5 Event of Default

Clause 14 Any material breach of obligation under this Guarantee Contract by Kenon shall constitute an event of default under this Guarantee Contract by Kenon and Kenon shall be liable to compensate Chery for all and any direct losses and damages incurred by such breach of contract (indirect and consequential losses and damages shall be excluded).

Clause 15 Notwithstanding the aforesaid, after the occurrence of an event of default under this Guarantee Contract and in case Kenon is the defaulting Party, Kenon shall, directly or at the request of Chery observe one or more of the obligations listed below:

1.	rectifying the default;

2.	providing additional securities.

3.	undertaking guarantee liabilities; and/or

4.	performing any other obligations under this Guarantee Contract.

Chapter 6 Fees and Indemnities

Clause 16 Any expenses in connection with the negotiation, conclusion and performance of this Guarantee Contract shall be borne by each Party for itself.

Chapter 7 Effectiveness

Clause 17 Subject to the provisions of Clause 5 above, this Guarantee Contract shall come into force on the date when the legal or authorized representatives of Kenon and Chery have affixed their respective signatures together with the company seal of Chery on this Guarantee Contract and when the legal or authorized representatives of Kenon and Qoros have affixed their respective signatures together with the company seal of Qoros on the Addendum to this Guarantee Contract.

Chapter 8 Governing Law and Dispute Resolution

Clause 18 This Guarantee Contract shall be governed by and construed in accordance with the laws of the PRC.

Clause 19 In the event a dispute between the Parties arising out of or in relation to this Guarantee Contract, the Parties shall in the first instance each designate one or more representatives who shall promptly meet to attempt to resolve such dispute through friendly consultations.

If the dispute is not resolved through consultations within sixty (60) days after one Party has served a written notice on the other Party requesting the commencement of consultations, then the Parties shall refer and submit the dispute for final resolution by arbitration to the Hong Kong International Arbitration Center (HKIAC) in accordance with the Arbitration Rules of the United Nations Commission on International Trade Law (“UNCITRAL Arbitration Rules”) as at present in force save as the same may be amended by this Article and the UNCITRAL Arbitration Rules shall be construed accordingly. The place of arbitration shall be Hong Kong. The arbitration shall be settled by three (3) arbitrators. Each Party shall appoint one arbitrator within the time stipulated in the UNCITRAL Arbitration Rules, failing which the appointment shall be made by HKIAC. The third arbitrator, who will act as the presiding arbitrator, shall be appointed by the HKIAC. The appointing authority shall be the HKIAC. The language of the arbitration proceedings shall be English, provided that either Party may introduce evidence or testimony in languages other than English. The arbitrators may refer to both the English and Chinese texts of this Contract. The award of the arbitration tribunal will be final and binding on each of the Parties and may be enforced in any court of competent jurisdiction.

The arbitral tribunal shall have the authority and power to make such orders for interim relief, including injunctive relief, as it may deem just and equitable. A request for interim measures or equitable remedies, including injunctive relief, by a Party to a court shall not be deemed to be or construed as incompatible with, or a waiver of, this agreement to arbitrate.

The arbitration shall be kept confidential and the existence of the proceeding and any element of it (including but not limited to any pleadings, submissions or other documents submitted or exchanged, any evidence and any awards) shall not without prior consent by all Parties be disclosed beyond the Parties to the arbitration and their representatives, the arbitral tribunal, the administering institution (if any) and any person necessary to the conduct of the proceeding, except as may be lawfully required (under any jurisdiction the Parties are subject to) whether in judicial proceedings or otherwise in the normal course of business of the Parties.

The Parties will use their best efforts to effect the prompt execution of any such awards and will render whatever assistance as may be necessary to this end, including, if necessary, compliance with the enforcement procedures stipulated in the United Nations

Convention on the Recognition and Enforcement of Foreign Arbitral Awards and the Arrangements Concerning Mutual Enforcement of Arbitration Awards between the Mainland and the Hong Kong Special Administrative Region.

The costs of arbitration including attorneys’ fees shall be borne by the losing Party unless otherwise decided in the arbitral award.

Chapter 9 Others

Clause 20 Unless otherwise defined in this Guarantee Contract, any reference to the bold and underlined terms herein shall have the same meaning as provided in the paragraph 1.1 (Definitions) under Clause 1 (Definitions and Interpretation) of the Loan Agreement.

Clause 21 Neither tolerance, grace period, privileges or delays that one Party has granted to the other Party under this Guarantee Contract, shall affect, impact or restrict any rights of such one Party under this Guarantee Contract and arising out of the operation of laws, and nor shall these be deemed as a waiver of any rights or interests under this Guarantee Contract by such one Party, and nor shall these affect the obligations and liabilities to be borne by the other Party.

Clause 22 This Guarantee Contract may be amended or supplemented by mutual written agreement of the Parties. Any amendment or supplement to this Guarantee Contract shall constitute an integral part of this Guarantee Contract.

Clause 23 This Guarantee Contract is made solely for the benefit of Kenon and Chery and shall not be construed to confer any rights to any third party (including, without limitation, Qoros, the Agent and the Lender).

Clause 24 Any notice, demand or other documents to be given by one Party to any other Party hereto shall be in writing in English and delivered or sent to the recipient(s) at the address specified in the first page of this Guarantee Contract. Any Party hereto shall timely notify the other Party of any change of its address.

Such notice, demand or documents will be deemed as delivered: if sent by person, at the time of actual delivery; if posted by registered mail, at the time of 17:00 of the fifth (5) Business Day after such registered mail is posted; if sent by PDF-email or fax, at the time when a confirmation report is received by the sender.

Clause 25 This Guarantee Contract is signed in English and Chinese languages with both language versions equally binding. In case of any discrepancy between the two languages versions, the English version shall prevail.

Clause 26 This Guarantee Contract is executed in two (2) originals. Chery and Kenon will each hold one (1) original. Each original is equally binding with the same legal force.

Clause 27 Kenon shall be entitled to disclose any information in terms of its obligation under this Guarantee Contract to the extent to satisfy the legal regulation requirement imposed on a public listed company.

Kenon: Kenon Holdings Ltd.

Name: Yoav Doppelt	Name: Dan Cohen
: Yoav Doppelt	Dan Cohen
Position: CEO	Position: Authorized Signatory
CEO	Authorized Signatory
Signature:	Signature:

Chery: Chery Automobile Co. Ltd.,

Name: Yin Tongyue

Position: Chairman & CEO

Signature:

Company Seal

ADDENDUM I TO GUARANTEE CONTRACT Kenon – CHERY

This addendum to the guarantee contract (“Addendum) between Kenon and Chery dated 9 June, 2015 is entered into on the date of such Guarantee Contract (as defined below) by and between:

Kenon Holdings Ltd. a limited liability company duly organized and validly existing under the laws of the Republic of Singapore with its legal address at 1 Temasek Avenue, #36-01 Millenia Tower, Singapore 039192 (“Kenon”), and

Qoros Automotive Co., Ltd. , a limited liability company duly organized and validly existing under the laws of the PRC with its legal address at 88 Tonggang Road, Riverside International Building Room 501, Economic Development Area of Changshu City, Jiangsu Province, PRC.

(Kenon and Qoros are hereinafter individually referred to as “Party” or jointly referred to as “Parties”)

WHEREAS Kenon and Chery Automobile Co. Ltd. have entered into a guarantee contract dated 9 June, 2015 pursuant to which Kenon agrees to provide an irrevocable and – in accordance with such Guarantee Contract—unconditional guarantee to Chery for up to 50% of the Chery Secured Indebtedness (as defined under the Guarantee Contract) under the Chery Guarantee Deed (as defined under the Guarantee Contract).

In accordance with relevant laws and regulations of the PRC and after an amicable negotiation based on mutual consents, the Parties agree as follows:

Qoros herewith acknowledges the Guarantee Contract and agrees irrevocably and unconditionally in particular to the specific obligations of Qoros under such Guarantee Contract (including but not limited with respect to Clause 13 as it relates to Qoros’ obligation to repay to Kenon any amounts Kenon paid to Chery under this Guarantee Contract).

Kenon is entitled to be repaid simultaneously with Chery from Qoros in any amount based on pro rata based on the amount actually paid which is divided among Chery and Kenon, if Chery and Kenon fully perform their obligations under the Chery Guarantee Deed and this Guarantee Contract, respectively.

Qoros acknowledges and agrees that its drawdowns from the Lender under the Loan Agreement are capped at RMB 350,000,000 (three hundred fifty million) and that any drawdown beyond such RMB 350,000,000 (three hundred fifty million) shall require the prior written approval of Kenon and Chery.

This Addendum shall come into force on the date when the legal or authorized representatives of Kenon and Chery have affixed their respective signatures together with the company seal of Chery on the Guarantee Contract and when the legal or authorized representatives of Kenon and Qoros have affixed their respective signatures together with the company seal of Qoros on this Addendum.

This Addendum shall be governed by and construed in accordance with the laws of the PRC. Clause 19 of the Guarantee Contract (HKIAC dispute resolution) shall apply mutatis mutandis to this Addendum and in relation to Qoros and Kenon hereunder,

Kenon: Kenon Holdings Ltd.

Name: Yoav Doppelt	Name: Dan Cohen
Yoav Doppelt	Dan Cohen
Position: CEO	Position: Authorized Signatory
CEO	Authorized Signatory
Signature:	Signature:

Qoros: Qoros Automobile Co. Ltd.,

Name: CHEN ANNING	Name:

Position: Chairman & CEO	Position:

Signature:	Signature:

Company Seal

This Addendum and Qoros’ obligations thereunder being acknowledged by Chery:

Chery: Chery Automobile Co. Ltd.,

Name: Yin Tongyue

Position: Chairman & CEO

Signature:

Company Seal

25